

SEC
16013937

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/27/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Roka Capital Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6107 Rosemont Circle, Suite 100
(No. and Street)

North Bethesda, MD 20852
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tedla Mekonnen (301)684-3595
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state last, first, middle name)

108 Robin Drive, Hamilton Square, NJ 08619
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Tedla Mekonnen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Roka Capital Distributors, LLC as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Tedla Mekonnen
President





Notary Public

01/11/2016

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
(x)	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

Roka Capital Distributors, LLC

Financial Statements

December 31, 2015

With Report of Independent Registered Public Accounting Firm

and

Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report

Roka Capital Distributors, LLC
Table of Contents
December 31, 2015

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
Roka Capital Distributors, LLC

I have audited the accompanying financial statements of Roka Capital Distributors, LLC (a Delaware Limited Liability Company) which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member equity and cash flows for the period from February 27, 2015 to December 31, 2015, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Roka Capital Distributors, LLC's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Roka Capital Distributors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), has been subjected to audit procedures performed in conjunction with the audit of Roka Capital Distributors, LLC financial statements. The supplemental information is the responsibility of Roka Capital Distributors, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 28, 2016

Roka Capital Distributors, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	26,644
Organizational costs		40,834
Prepaid expenses		2,256
Total assets	$	69,734
Liabilities and Member Equity		
Liabilities		
Due to related party	$	1,000
Total liabilities		1,000
Member Equity		
Member equity		68,734
Total Member Equity		68,734
Total liabilities and member equity	$	69,734

The Notes to Financial Statements are an integral part of this statement.

Roka Capital Distributors, LLC
Statement of Operations
Period February 27, 2015 to December 31, 2015

Expenses		
Licenses and regulatory fees	$	17,444
Professional fees		15,375
Management and allocated corporate overhead		13,981
Amortization		9,166
Other		300
Total expenses		56,266
Net loss	$	(56,266)

The Notes to Financial Statements are an integral part of this statement.

Roka Capital Distributors, LLC
Statement of Changes in Member Equity
Period February 27, 2015 to December 31, 2015

	Total
Balance February 27, 2015	$ 125,000
Net loss	(56,266)
Balance December 31, 2015	$ 68,734

The Notes to Financial Statements are an integral part of this statement.

Roka Capital Distributors, LLC
Statement of Cash Flows
Period February 27, 2015 to December 31, 2015

Cash flows from operating activities		
Net loss	$	(56,266)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization		9,166
Changes in assets and liabilities		
Organizational costs		17,725
Due to related party		(706)
Net cash used in operating activities		(30,081)
Net decrease in cash		(30,081)
Cash		
Beginning of period		56,725
End of period	$	26,644
Cash paid for income taxes	$	-
Cash paid for interest	$	-

The Notes to Financial Statement are an integral part of this statement.

1. Nature of Organization

Roka Capital Distributors, LLC (the "Company") was formed on March 5, 2014 in the State of Delaware, and operates as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company is a wholly-owned subsidiary of Roka Capital, LLC (the "Member").

The Company holds no customer funds or securities and does not participate in the underwriting of securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under section (k)(2)(i) of the rule.

The Company is a broker-dealer whose planned principal operations are to wholesale various financial products to other broker-dealers. During the year, the Company received approval from FINRA to commence operations.

The Company's activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize as planned.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United State of America ("U.S. GAAP") unless otherwise disclosed.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The Company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2015. Cash is held at a major financial institution and is insured by the Federal Deposit Insurance Corporation.

Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

Revenue Recognition

The Company has not generated revenue since inception. The Company is approved to wholesale REITs, Mutual Funds, Variable Annuities, Business Development Corporations and Tenants-in-Common.

Income Taxes

FASB Accounting Standard Codification ("ASC") Topic 740 Income Taxes ("ACS 740") requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has evaluated the known implications of ASC 740 and has concluded that ASC 740 did not have any effect on the Company's financial statements.

Income Taxes, continued

As of December 31, 2015, the Company identified no uncertain tax positions that would require financial statement recognition, de-recognition or disclosure. As a single-member LLC, the Company is a disregarded entity for U.S. federal income tax purposes and all income and expenses are reported by its member. Accordingly, no provisions for federal or state income taxes are necessary, as the tax implications of the Company's activities accrue directly to its member.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2015, the Company had net capital of $25,644 which exceeded the required net capital of $5,000 by $20,644. At December 31, 2015, the Company's aggregate indebtedness to net capital ratio was .039 to 1.

4. Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

5. Concentrations

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

6. Related Party Transactions

The Company has an expense sharing agreement with its member. The member pays certain general and administrative expenses on behalf of the Company. For the period ended December 31, 2015, the member charged the Company $13,981 in accordance with the expense sharing agreement. At December 31, 2015 amount due to related party was $1,000. Amounts are non-interest bearing and are expected to be repaid within one year from December 31, 2015.

The Company's principal member provided services and received no compensation during the period ended December 31, 2015.

7. Commitments and Contingencies

The Company's overhead expenses are paid by its member. The Company has an agreement with the member and it is continuous until amended in writing by either party at their sole discretion. This expense agreement was established to have the member pay certain expenses on behalf of the Company. These expenses are billed directly to the member by the vendors. The Company has no obligation, direct or indirect, to compensate the member or any third party.

8. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of January 28, 2016, the date for which the financial statements were issued. Based upon this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

SUPPLEMENTARY INFORMATION

Roka Capital Distributors, LLC
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2015

Net Capital		
Total member equity	$	68,734
Deductions and/or charges		
Nonallowable assets		
Organizational costs		(43,090)
Net capital	$	25,644
Aggregate Indebtedness		
Items included in statement of financial condition		
Due to related party	$	1,000
Total aggregate indebtedness	$	1,000
Computation of Basic Net Capital Requirement		
Minimum net capital under rule 15c3-1(a)(1)(i) (6 2/3 pecent of aggregate indebtedness)	$	67
Minimum net capital under rule 15c3-1(a)(2)(vi)	$	5,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(vi)]	$	5,000
Excess net capital	$	20,644
Ratio: Aggregate indebtedness to net capital		0.039 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2015):		
Net Capital, as reported in Company's Part IIA unaudited FOCUS Report	$	25,644
Net Capital, per above	$	25,644
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in Company's FOCUS Report as of December 31, 2015.

See Report of Independent Registered Public Accounting Firm

Roka Capital Distributors, LLC
Other Information
December 31, 2015

1. Computation for Determination of Reserve Requirements Under Rule 15c3-3

The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3.

2. Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2014.

3. Reconciliation Pursuant to SEC Rule 17a-5(d)(4)

There was no reconciliation of net capital pursuant to SEC Rule 17a-5(d)(4), as there were no material differences between the net capital per the unaudited Form X-17A-5 and the amount computed pursuant to net capital rule 15c3-1 on the previous page.

See Report of Independent Registered Public Accounting Firm

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Roka Capital Distributors, LLC

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) Roka Capital Distributors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Roka Capital Distributors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) Roka Capital Distributors, LLC stated that Roka Capital Distributors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). Roka Capital Distributors, LLC management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Roka Capital Distributors, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 28, 2016

ROKA Capital Distributors, LLC
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2015

ROKA Capital Distributors, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4) "Reports to be made by certain brokers and dealers". To the best of its knowledge and belief, the Company states the following:

ROKA Capital Distributors, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year from January 1, 2015 through December 31, 2015 without exception.

I, Ted Mekonnen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Roka Capital Distributors, LLC



Tedla Mekonnen, Principal & CCO